UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            Marvel Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

             8% Cumulative Convertible Exchangeable Preferred Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   57383M-20-7
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                                 (CUSIP Number)

                                John N. Turitzin
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 856-6873
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                November 2, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


887758.2

-----------------------
CUSIP No. 57383M-20-7            SCHEDULE 13D
-----------------------

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Biobright Corporation

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                  (b) / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
                           OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
                                                                          / /

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING
PERSON WITH                     7    SOLE VOTING POWER
                                     None
                                -----------------------------------------------
                                8    SHARED VOTING POWER
                                     10,815,150   (See Item 5)
                                -----------------------------------------------
                                9    SOLE DISPOSITIVE POWER
                                     250,000
                                -----------------------------------------------
                                10   SHARED DISPOSITIVE POWER
                                     None
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   10,815,150   (See Item 5)
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  59.1%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                  CO
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


887758.2

-----------------------
CUSIP No. 57383M-20-7            SCHEDULE 13D
-----------------------

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Classic Heroes, Inc.
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /X/
                                                                     (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
                         OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)
                                                                          / /
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING
PERSON WITH                     7    SOLE VOTING POWER
                                     None
                                -----------------------------------------------
                                8    SHARED VOTING POWER
                                     10,815,150   (See Item 5)
                                -----------------------------------------------
                                9    SOLE DISPOSITIVE POWER
                                     250,000
                                -----------------------------------------------
                                10   SHARED DISPOSITIVE POWER
                                     None
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               10,815,150   (See Item 5)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  59.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                  CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


887758.2

-------------------------
CUSIP No. 57383M-20-7            SCHEDULE 13D
-------------------------

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Isaac Perlmutter T.A.

-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /X/
                                                                     (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
                       OO

-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)
                                                                          / /

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Florida
-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING
PERSON WITH                     7   SOLE VOTING POWER
                                    None
                                -----------------------------------------------
                                8   SHARED VOTING POWER
                                    10,815,150   (See Item 5)
                                -----------------------------------------------
                                9   SOLE DISPOSITIVE POWER
                                    314,704
                                -----------------------------------------------
                                10  SHARED DISPOSITIVE POWER
                                    None
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   10,815,150   (See Item 5)
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  59.1%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                  OO
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


887758.2

-------------------------
CUSIP No. 57383M-20-7            SCHEDULE 13D
-------------------------

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Isaac Perlmutter

-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /X/
                                                                     (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
                       PF

-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)
                                                                          / /

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING
PERSON WITH                     7   SOLE VOTING POWER
                                    None
                                -----------------------------------------------
                                8   SHARED VOTING POWER
                                    10,815,150   (See Item 5)
                                -----------------------------------------------
                                9   SOLE DISPOSITIVE POWER
                                    4,595,479
                                -----------------------------------------------
                                10  SHARED DISPOSITIVE POWER
                                    None
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   10,815,150   (See Item 5)
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  59.1%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                  IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


887758.2

------------------------
CUSIP No. 57383M-20-7            SCHEDULE 13D
------------------------

          This Amendment No. 3 to Schedule 13D amends and supplements the original Schedule 13D and Amendments No. 1 and No. 2 thereto, dated October 13, 1998, October 20, 1998 and December 21, 1998, respectively, which were filed with the Securities and Exchange Commission (the "Commission") on October 13, 1998, October 20, 1998 and December 22, 1998, respectively, on behalf of (1) Zib Inc., a Delaware corporation, (2) the Isaac Perlmutter T.A., a Florida trust,
(3) Object Trading Corp., a Delaware corporation, (4) the Laura & Isaac Perlmutter Foundation Inc., a Florida not-for-profit corporation, and (5) Isaac Perlmutter with respect to the ownership of 8% Preferred Stock of Marvel Enterprises, Inc. (the "Company"). Each capitalized term not defined in this amendment has the same meaning here as in the original 13D.


Item 2.  Identity and Background.

Item 2 is hereby amended and supplemented by adding the following:

          This Statement is also filed by Isaac Perlmutter T.A., a Florida trust (the "Trust"), Biobright Corporation ("Biobright"), a Delaware corporation whose sole stockholder is Mr. Perlmutter, and Classic Heroes, Inc. ("Classic Heroes"), a Delaware corporation whose sole stockholder is Mr. Perlmutter. Mr. Perlmutter is a trustee and the sole beneficiary of the Trust, and may revoke the Trust at any time. The previously defined term "Reporting Persons" shall hereinafter include the Trust, Biobright and Classic Heroes, and the phrase "neither of the Reporting Persons" shall accordingly be changed to "none of the Reporting Persons." The business address and the principal executive office of the Trust is P.O. Box 1028, Lake Worth, Florida 33460. The Trust's principal business is investment. The business address and the principal executive office of Biobright is P.O. Box 1028, Lake Worth, Florida 33460. Biobright's principal business is the manufacturing and distribution of toothbrushes. The business address and the principal executive office of Classic Heroes is 685 Third Avenue, New York, New York 10017. Classic Heroes' principal business is the manufacture and distribution of apparel.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

          The Trust, Biobright and Classic Heroes obtained the funds to make their respective purchases from capital contributions by Mr. Perlmutter. Mr. Perlmutter's personal funds were used to make those capital contributions.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented by adding the following:

          (a) As of November 3, 1999, the Reporting Persons may be deemed to beneficially own, to the best of their knowledge, an aggregate of 10,815,150 shares of 8% Preferred Stock, representing


887758.2

------------------------
CUSIP No. 57383M-20-7            SCHEDULE 13D
------------------------


approximately 51.9% of the outstanding shares of 8% Preferred Stock. Biobright and Classic Heroes are each the direct owners of 250,000 shares of 8% Preferred Stock, or 1.4% of the outstanding shares of 8% Preferred Stock. The Trust is the direct owner of 314,704 shares of 8% Preferred Stock, or 1.7% of the outstanding shares of 8% Preferred Stock.

          (b) Mr. Perlmutter may be deemed to possess the power to vote and dispose of the shares of 8% Preferred Stock owned by the Trust, Biobright and Classic Heroes. The Trust, Biobright and Classic Heroes have the power to vote and dispose of the shares of the 8% Preferred Stock they respectively own.

          (c) On November 2, 1999, the Trust, Biobright and Classic Heroes purchased an aggregate of 814,704 shares of 8% Preferred Stock, in each case at a price of $6 3/8 per share, in a privately negotiated transaction as follows:
Biobright Corporation 250,000 shares, Classic Heroes, Inc. 250,000 shares and the Trust 314,704 shares.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

          The 814,704 shares of 8% Preferred Stock purchased by the Trust, Biobright and Classic Heroes on November 2, 1999 were purchased from Dickstein & Co., L.P., Dickstein International Limited and Elyssa Dickstein, each of whom is a signatory to the Stockholders' Agreement. Those shares, in the hands of the Trust, Biobright and Classic Heroes, will continue to be subject to the Stockholders' Agreement.

          In connection with the November 2, 1999 purchase of 814,704 shares of 8% Preferred Stock, the buyers and sellers entered into an agreement (the "Letter Agreement") pursuant to which, among other things, effective upon the sale of the shares, each of the Dickstein Entities signatory to the Letter Agreement and Mark Dickstein, as Dickstein Designator (as defined in the Stockholders' Agreement), (i) waive their rights under the Stockholders' Agreement to have a Dickstein Designee (as defined in the Stockholders' Agreement) nominated and/or elected as a director of the Company and (ii) relinquish all other rights under the Stockholders' Agreement. A copy of the Letter Agreement is annexed hereto as Exhibit 4.

          Under the Stockholders' Agreement, the Dickstein Entities had the right to designate one individual to serve as a director of the Company. The Reporting Persons anticipate that Peter Cuneo, the Company's President and Chief Executive Officer, will be appointed to fill the board seat previously held by a designee of the Dickstein Entities.


Item 7.  Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

4   --   Letter Agreement dated November 2, 1999 in the form of letter from
         Classic Heroes, Inc., Biobright Corporation, and Isaac Perlmutter T.A. to Mark Dickstein, Dickstein & Co., L.P., Dickstein Focus Fund L.P., Dickstein International Limited, Elyssa Dickstein, Jeffrey Schwarz and Alan Cooper as Trustees U/T/A/D 12/27/88, Mark Dickstein, Grantor, and Mark Dickstein and Elyssa Dickstein, as trustees of the Mark and Elyssa Dickstein Foundation.


887758.2

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    November 3, 1999

                                             BIOBRIGHT CORPORATION


                                             By:   /s/ Isaac Perlmutter
                                                  --------------------------
                                                   Name:  Isaac Perlmutter
                                                   Title: President



                                             CLASSIC HEROES, INC.


                                             By:   /s/ Isaac Perlmutter
                                                  --------------------------
                                                   Name:  Isaac Perlmutter
                                                   Title: President



                                             ISAAC PERLMUTTER T.A.


                                             By:   /s/ Isaac Perlmutter
                                                  --------------------------
                                                   Isaac Perlmutter, Trustee



887758.2